United States securities and exchange commission logo





                               October 28, 2021

       Danny Yeung
       Director
       Prenetics Global Limited
       Unit 701-706, K11 Atelier King   s Road
       728 King   s Road, Quarry Bay
       Hong Kong

                                                        Re: Prenetics Global
Limited
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted September
30, 2021
                                                            CIK 0001876431

       Dear Mr. Yeung:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Cover Page

   1.                                                   Please disclose
prominently on the cover page that you are not a Hong Kong operating company but a Cayman
Islands holding company. Clarify whether your operations are conducted by
subsidiaries and/or through contractual arrangements with variable interest entities (VIEs) based
in China, and that this structure involves unique risks to investors. If applicable, explain
whether the VIE structure is used to replicate foreign investment in
                                                        Chinese-based companies
where Chinese law prohibits direct foreign investment in the operating companies,
and disclose that investors may never directly hold equity interests in the Chinese
operating company. Your disclosure should acknowledge that Chinese
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         regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2.       Please revise the cover page to:
             disclose the expected ownership percentages in the combined company of Artisan's
             public shareholders, the Sponsor, the Forward Purchase Investors, the PIPE Investors,
             Prenetics existing shareholders other than Danny Yeung and Danny
Yeung if the
             business combination is approved and consummated; and
             quantify the business combination consideration.
3.       We note your disclosure indicating that Danny Yeung will beneficially own
         approximately 60.7% of the total voting power of all issued and outstanding PubCo
         Ordinary Shares following the consummation of the Business Combination (subject to various assumptions). Please advise whether you will be a controlled company under
         Nasdaq rules. If so, please (i) include appropriate disclosure on the prospectus cover page, in the Prospectus Summary and Management of PubCo sections and provide risk factor disclosure of this status and (ii) disclose the corporate governance exemptions available to a controlled company and whether you intend to rely on these exemptions.
4. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in Hong
Kong and China.
         Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
5. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs, if applicable, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a VIE, if applicable. Disclose clearly the entity
         (including the domicile) in which investors are purchasing their interest.
Industry and Market Data, page 3

6. We note your statements that (i) the accuracy and completeness of information used in
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         industry reports, publications, research, studies and forecasts is not guaranteed and (ii) you have not independently verified data from industry sources. We further note your statement on page 175 that neither you nor any other party has independently verified the information presented in this section and that neither you nor any other party makes any representation as to the accuracy or completeness of such information. These statements may imply an inappropriate disclaimer of responsibility with respect to such information that appears in the proxy statement/prospectus. Please either delete these statements or specifically state that you or a named expert, as applicable, are liable for such information.
Questions and Answers About the Proposals
What shall be the relative equity stakes of Artisan shareholders, Prenetics shareholders and the
PIPE Investors..., page 8

7. Please revise the response to this question to also include the voting power of the parties that appear in the share ownership table.
8. Please revise the response to this question to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
What interests do Artisan's Directors and Officer have in the Business Combination?, page 13

9. Please revise the response to this question and elsewhere in the prospectus, as appropriate, to clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Artisan shareholders experience a negative rate of return in the post-business combination company.
10. Please revise the response to this question and elsewhere in the prospectus, as
         appropriate, to disclose the sponsor and its affiliates    total
potential ownership interest in
         the combined company, assuming exercise and conversion of all securities.
Summary of the Proxy Statement/Prospectus, page 23

11. Clearly describe the corporate structure and whether it includes VIEs based in China and what that entails. Prominently disclose a diagram of the corporate structure in the summary, including what the equity ownership interests are of each entity. To the extent you do use VIEs, describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in
consolidation of the VIE   s
         operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in
which the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their
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         investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to any applicable contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
12. Prominently disclose each permission that you, your subsidiaries or your VIEs, if applicable, are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs, if applicable, are covered by permissions requirements from the CSRC, CAC or any other
         entity that is required to approve of the VIE   s or the subsidiary
s operations, and state
         affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
13. Please disclose the composition of the board of directors of PubCo after consummation of the Business Combination in relation to members associated with each of the pre-
         acquisition entities.
14. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in Hong
Kong poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China and Hong Kong can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based or Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your ordinary
         shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based or Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
15. Prominently disclose that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act and your shares could be prohibited from trading if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Please ensure that your disclosure indicates that the U.S. Senate passed the Accelerating Holding
         Foreign Companies Accountable Act which, if enacted, would require foreign companies to comply with PCAOB audits within two consecutive years instead of three, thus
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         reducing the time period for triggering the prohibition on trading. The Artisan Board's Reasons for the Approval of the Business Combination, page 27

16. Please revise your disclosure here and on page 143 to disclose whether Artisan's Board considered any risks related to Prenetics's business in evaluating whether to approve the
         Business Combination. To the extent Artisan's Board considered any such risks, please describe them. If Artisan's Board did not consider any such risks, please so state and disclose why the Artisan Board did not consider risks related to Prenetics's business in its decision to approve the Business Combination.
17. Please revise the Financial Performance bullet here and on page 142 to reflect your disclosure elsewhere in the prospectus that a significant majority of the Prenetics's revenue growth in 2020 and in 2021 to date was driven by COVID-19 diagnostic testing.
         Please also revise this bullet to reflect your disclosure on page 146 indicating that
         Prenetics's management projected net losses in each of Prenetics's next five fiscal years.
18. Please revise the Continued Support by Existing Shareholders bullet to briefly disclose how long the post-closing lock-up arrangements for major shareholders of Prenetics will last.
19. Please revise this section to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering.
         These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Risk Factors, page 48

20. Please revise both the Risk Factor Summary and the Risk Factors section to prominently display and discuss the risks of doing business in Hong Kong.
21.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
22. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
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Prenetics's business, financial condition and results of operations and/or the value of PubCo's shares..., page 74

23. We note your statement on page 74 that Prenetics "does not have business operations and does not offer its services and products in Mainland China." However, we also note the list of subsidiaries on page F-31 that you state "principally affected the results, assets or liabilities of the Group", four of which are incorporated in the PRC, and the joint venture with Berry Genomics operating as a genetic testing company in mainland China of which
         Prenetics owns 45%. Please revise your disclosure throughout the document to clearly describe all operations, whether direct or indirect, that Prenetics conducts in Mainland
         China.
Organizational Structure, page 129

24. We note that "indirect subsidiaries" of Prenetics are shown in the post-Business
         Combination org chart on page 131. Please clarify the nature and extent of Prenetic's ownership of these entities on a post-combination basis.
Background of the Business Combination, page 131

25. We note your statement that the disclosure in this section is not, and does purport to be, a complete catalogue of every interaction between the applicable parties. Please revise your disclosure to clarify that you are required to present all material information regarding the negotiation of the Business Combination to investors. Please also ensure that this section contains all such information.
26. Your disclosure on page 133 indicates that Artisan and Prenetics held a due diligence call on June 2, 2021 regarding Prenetics's historical financials and management projections for its respective business segments. Please tell us if this information was presented to
         Artisan's Board. To the extent that this information was presented to Artisan's Board and that Artisan's Board considered it in its decision to approve the Business Combination, please include it in the prospectus.
27. Please revise your disclosure in this section to disclose how Artisan's management and the
         Artisan Board determined a pre-money equity valuation of $1.15 billion for Prenetics. To the extent that this valuation changed between the signing of the LOI on June 21, 2021 and the execution of the definitive agreement, please describe any such changes. In that regard, we note that the press releases announcing the transaction refer to an enterprise value of $1.25 billion for Prenetics.

         Please also revise to present the "analysis of Prenetics's valuation in a potential business combination with Artisan" described on page 134 as being reviewed by Artisan's board on
         June 17, 2021 and ensure that all material information from the presentation to PIPE investors referenced throughout this section is included in the proxy statement/prospectus.
28. Please revise the disclosure concerning the Artisan Board's reasons for approval of the
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         Business Combination in the subsections beginning on page 27 and page 140 to discuss whether the Artisan Board considered forming an independent committee to evaluate the
         Business Combination given your disclosure that an affiliate of the Sponsor 1) entered into a collaboration agreement with Prenetics while transaction negotiations between
         Prenetics and Artisan were ongoing, and 2) entered into a convertible note subscription agreement with Prenetics Limited in February 2021, the same month that Artisan was incorporated.
Certain Prospective Operational and Financial Information, page 145

29. In regards to the Prenetics Management Projections, please expand your disclosures to address the following:
             Further explain the nature of the material assumptions underlying the line items presented. Please ensure the level of detail provided is sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. In regards to the revenue and gross margin projected amounts, please specifically address the significant revenue and gross margin growth rates as well as identify the material product revenues streams underlying these projections;
             In regards to the length of the projections, please disclose the basis for projections beyond year three including if the forecasts reflect more than simple assumptions about growth rates;
             Explain how management and the Board considered and relied upon these projections; and
             In the reconciliation from Adjusted EBITDA to Net Profit, please further clarify the other non-operating expenses being excluded from the determination of Adjusted
              EBITDA.
Certain Engagements in connection with the Business Combination and Related Transactions, page 149

30. We note that UBS and Credit Suisse performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to UBS and Credit Suisse that are contingent on completion of the business combination.
Prenetics's Business
Overview, page 185

31. We note your statement on pages 185-86 that the nucleic acid amplification test achieved
         95.6% sensitivity and 100% specificity. Please revise your disclosure to clarify whether this study was evaluating the Circle HealthPod. Please also revise your disclosure in this section, where appropriate, to describe the study's material parameters including the number of participants enrolled, primary endpoints and duration. Danny Yeung
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32. Please revise this section, where appropriate, to describe the material terms of Prenetics's acquisition of Oxsed, including any earnouts.
Our History, page 187

33. We note that you identify certain entities as investors in Prenetics. However, certain of these entities do not appear to be among PubCo's principal stockholders as disclosed on page 283. If material, please expand your disclosure to describe the nature of each such entity's investment in Prenetics and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company.
         Alternatively, please remove these entities from your disclosure. Circle HealthPod, page 194

34.      We note your statements on page 196 indicating that New World
Development has
         purchased Circle HealthPod devices and capsules and on page 203 that Prenetics's collaboration with New World Development provides a strong testament of its commercial strategy. Please revise each of these statements to reflect your disclosure elsewhere in the prospectus that Adrian Cheng, the founder of Artisan and the Sponsor, is also the CEO and executive vice chairman of New World Development and that the collaboration was entered into while Artisan and Prenetics were negotiating the terms of the Business Combination.
Our Pipeline Products and Services, page 196

35. We note your statement on page 196 indicating that ColoClear has an estimated 95.5%
         sensitivity. Please revise your disclosure in the Prenetics's Business section, where appropriate, to describe the material protocols of the study(ies) where ColoClear was evaluated (including number of patients treated and primary endpoints) and how it was determined that ColoClear has estimated 95.5% sensitivity. Please also revise to disclose whether Prenetics will need to obtain regulatory approvals before it can commercialize
         ColoClear.
Intellectual Property, page 207

36. Please disclose the jurisdictions of Prenetics's pending patent applications and the expiration dates, if the patents are issued.
37. Please revise the description of each of the license agreements in this section to disclose:
             each parties' rights and obligations under the agreement; quantify all payment made to date;
             disclose separately the aggregate amount of all potential development, regulatory and commercial milestone payments;
             quantify the royalty rate, or a range no greater than 10 percentage points per tier;
             disclose when royalty provisions expire, if the expiration is based on a number of
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              years following commercialization, disclose the number of years;
                disclose the expiration date; and
                describe any termination provisions.
Description of the Business Combination, page 237

38. Please also disclose the terms of the conversion of Artisan Class A and Artisan Class B shares into Class A and Class B of PubCo shares. It appears that holders of Artisan Class
         B shares are receiving Class A shares of PubCo.
Note 3. Prenetics Corporate Restructuring, page 248

39. As part of the restructuring in June 2021, the convertible securities of Prenetics Limited were converted into Series D Preferred Shares of Prenetics Group Limited. Please
         disclose the key terms of these preferred shares and correspondingly how you determined equity classification was appropriate under IAS 32.
40. Please also disclose the material terms of the Series E Funding, including the key terms of these Series E preferred shares and correspondingly how you determined equity classification was appropriate under IAS 32.
Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
248

41. As part of the business combination transaction, restricted share units previously held will be converted into PubCo restricted share units. Please disclose how you will be accounting for this exchange under IFRS 2 and correspondingly how you determined that the conversion would lead to the elimination of share-based compensation expense as addressed in Adjustment DD.
42. In regards to Adjustment O and EE, please expand your disclosures to further address how this amount was determined, including the significant estimates and assumptions used to arrive at this pro forma expense amount as well as the calculation used.
Description of PubCo Securities
Ordinary Shares, page 270

43. Please revise your disclosure to provide the definition of a "Permitted Transferee" of a holder of Class B Ordinary Shares.
Report of Independent Registered Public Accounting Firm, page F-2

44.      We note that the Independent Auditor   s Report does not include an
opinion on the
         consolidated statements of financial position of Prenetics Limited and subsidiaries as of
         January 1, 2019. Please provide a revised report or advise.
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(a) Statement of Compliance, page F-7

45. You state that although IFRSs have been fully converged with IFRSs in all material respects since January 1, 2005, these financial statements are the first issued financial statements in which the Group makes an explicit and unreserved statement of compliance with IFRSs. It is not clear if there is a typographical error when stating that "although
         IFRSs have been fully converged with IFRSs." Please revise as necessary.
Notes to the Consolidated Financial Statements, page F-6

46. We note the various patent license as well as collaboration agreements disclosed beginning on page 207. Please disclose the aggregate payments made under these agreements as well as the material terms of these agreements, including the following:
             each parties    rights and obligations;
             financial terms, including potential milestone payments and royalty payments;
             duration of the agreement; and
             termination provisions.
(d) Subsidiaries and Non-controlling Interests, page F-8

47. We note that the Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. Please tell us whether you have consolidated any entities for which you have determined that you have power over the entities though do not have the majority of the voting rights pursuant to
         IFRS 10.
Note 2. Significant Accounting Policies
(q) Revenue and Other Income, page F-14

48. Pursuant to IFRS 15.119(b), please clarify in your disclosures whether any of your consideration amounts are variable and whether the estimate of variable consideration is typically constrained.
Note 3. Segment Information, page F-21

49. Please tell us what consideration you gave to providing the product and services disclosures under IFRS 8.32. Specifically we note the different products and services disclosed including on page F-7 and we also note the update services discussed on page
         F-15.
Note 5. Other Income and Other Net Losses, page F-23

50. We note you include other income and other net losses and share of loss of a joint venture in your determination of loss from operations. Please help us better understand how you
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         determined it was appropriate to include net exchange losses, impairment loss on interest in joint venture, sundry income, bank interest income, and share of loss of a joint venture in your determination of loss from operations. Please refer to IAS 1.BC56 and Rule 5-
         03(b) of Regulation S-X.
Note 13. Interest in Joint Venture, page F-31

51.      In regards to your joint venture, please address the following:
             Pursuant to IFRS 12.22, please disclose the nature and extent of any significant restrictions on the ability of the joint venture to transfer funds to you as well as the unrecognised share of losses both for the reporting period and cumulatively as you have stopped recognising your share of losses of the joint venture;
             We note that there are amounts due from the joint venture due to expenses paid on behalf of the joint venture. Please expand your disclosures pursuant to IFRS 12.23 to discuss risks associated with your interests including any commitments you have in place related to the joint venture;
             Please help us understand what led to reversal of provision for impairment loss on interest in joint venture recorded during the period ended March 31, 2021;
             We note your statement on page 74 that you do not have business operations and or offer your services and products in Mainland China. Please help us understand what consideration you gave to this joint venture in making this statement.
Note 30. Acquisition, page F-48

52. We note that the intellectual property rights intangible asset recorded from the Oxsed
         Limited acquisition represent approximately 22% of your total assets at December 31,
         2020. In this regard, please help us better understand how you determined the appropriate useful life of this intangible asset to be 20 years pursuant to IAS
38.88 through 96.
Exhibits

53. Please file an opinion as to the material tax consequences of the domestication and the merger. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal
         Bulletin No. 19.
 Danny Yeung
Prenetics Global Limited
October 28, 2021
Page 12

       You may contact Nudrat Salik at 202-551-3692 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameDanny Yeung
                                                         Division of
Corporation Finance
Comapany NamePrenetics Global Limited
                                                         Office of Life
Sciences
October 28, 2021 Page 12
cc:       Steve Lin
FirstName LastName